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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

TELOS CORPORATION

(Name of Issuer)

12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value

(Title of Class of Securities)

8796B200

(Cusip Number)

106 Vine Avenue
Highland Park, Illinois 60035
Attention: Victor Morgenstern
Telephone no. (847) 432-6602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8796B200

1.	Name of Reporting Person: Victor Morgenstern		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 80,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 80,000

		10.	Shared Dispositive Power: 216,896(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 296,896(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.3%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 27,000 shares owned by Faye Morgenstern, 74,000 shares owned by Judd Morgenstern and 115,896 shares owned by Morningstar Trust. Victor disclaims beneficial ownership of the shares of Preferred Stock owned by Faye, Judd and the Trust.

(2)	Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 22, 2004

CUSIP No. 8796B200

1.	Name of Reporting Person: Faye Morgenstern		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 27,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 27,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 296,896(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.3%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Victor Morgenstern shares dispositive power with respect to these shares.

(2)	Includes 80,000 shares owned by Victor Morgenstern, 74,000 shares owned by Judd Morgenstern and 115,896 shares owned by Morningstar Trust. Faye disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Judd and the Trust.

(3)	Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 22, 2004

CUSIP No. 8796B200

1.	Name of Reporting Person: Judd Morgenstern		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 74,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 74,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 296,896(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.3%(3)

14.	Type of Reporting Person (See Instructions): IN

(1)	Victor Morgenstern shares dispositive power with respect to these shares.

(2)	Includes 27,000 shares owned by Faye Morgenstern, 80,000 shares owned by Victor Morgenstern and 115,896 shares owned by Morningstar Trust. Judd disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Faye and the Trust.

(3)	Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 22, 2004

CUSIP No. 8796B200

1.	Name of Reporting Person: Morningstar Trust Faye Morgenstern Trustee U/A 02/21/81 FEIN: 36-672547		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 115,896

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 115,896(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 296,896(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.3%(3)

14.	Type of Reporting Person (See Instructions): OO

(1)	Victor Morgenstern shares dispositive power with respect to these shares.

(2)	Includes 27,000 shares owned by Faye Morgenstern, 80,000 shares owned by Victor Morgenstern and 74,000 shares owned by Judd Morgenstern. The Trust disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Faye and Judd.

(3)	Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 22, 2004

Item 1. Security and Issuer.

     This Schedule 13D relate to the 12% Cumulative Exchangeable Redeemable Preferred Stock (the “Preferred Stock”) of Telos Corporation, a Maryland corporation (“Telos”). The principal executive offices of Telos are located at 19886 Ashburn Road, Ashburn, Virginia 20147.

Item 2. Identity and Background.

     (a) This Schedule 13D is filed by (i) Victor Morgenstern (“Victor”), with respect to shares of Preferred Stock owned by him, (ii) Faye Morgenstern (“Faye”), with respect to shares of Preferred Stock owned by her, (iii) Judd Morgenstern (“Judd”) with respect to shares of Preferred Stock owned by him and (iv) the Morningstar Trust Faye Morgenstern Trustee U/A 02/21/81 (the “Trust”) with respect to shares of Preferred Stock owned by it.

     (b) The address of each of Victor, Faye, Judd and the Trust is 106 Vine Avenue Highland Park, Illinois 60035.

     (c) Victor, Faye, Judd and the Trust are each private investors.

     (d) None of Victor, Faye, Judd or the Trust has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Victor, Faye, Judd or the Trust has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of Victor, Faye and Judd are citizens of the United States. The Trust is an unincorporated trust.

Item 3. Source and Amount of Funds or Other Consideration.

On the following dates, the following transactions took place

Name	Date of	Type of	Number of Shares	Consideration Paid
	Transaction	Transaction		or Received
Faye Morgenstern	September 28, 1998	Purchase	10,000	$35,504.16
Victor Morgenstern	August 26, 1999	Purchase	59,000	$169,650.00
Faye Morgenstern	February 11, 2002	Purchase	16,000	$26,425.00
Victor Morgenstern	February 11, 2002	Purchase	5,000	$9,104.50
Victor Morgenstern	February 11, 2002	Purchase	16,000	$26,425.00
Morningstar Trust	February 20, 2002	Purchase	500	$960.50
Morningstar Trust	February 25, 2002	Purchase	2,500	$5,415.61
Morningstar Trust	March 1, 2002	Purchase	1,600	$3,496.50
Morningstar Trust	March 28, 2002	Purchase	3,500	$8,604.47

Name	Date of	Type of	Number of Shares	Consideration Paid
	Transaction	Transaction		or Received
Morningstar Trust	April 1, 2002	Purchase	1,500	$3,847.83
Morningstar Trust	April 9, 2002	Purchase	584	$1,464.50
Morningstar Trust	April 16, 2002	Purchase	212	$534.50
Morningstar Trust	April 26, 2002	Purchase	500	$1,459.50
Morningstar Trust	May 15, 2002	Purchase	1,000	$2,604.50
Morningstar Trust	May 16, 2002	Purchase	4,000	$10,604.50
Morningstar Trust	June 17, 2002	Purchase	2,300	$5,898.25
Morningstar Trust	June 21, 2002	Purchase	2,700	$6,904.08
Morningstar Trust	December 13, 2002	Purchase	15,000	$11,954.50
Morningstar Trust	December 20, 2002	Purchase	10,000	$7,434.50
Judd Morgenstern	January 2, 2003	Purchase	10,000	$7,284.50
Judd Morgenstern	February 11, 2003	Purchase	10,000	$7,284.50
Judd Morgenstern	June 6, 2003	Purchase	15,000	$8,804.50
Judd Morgenstern	June 12, 2003	Purchase	4,000	$2,324.50
Judd Morgenstern	September 8, 2003	Purchase	35,000	$27,574.50
Morningstar Trust	November 12, 2003	Purchase	50,000	$42,604.50
Morningstar Trust	November 12, 2003	Purchase	20,000	$18,500.00
Faye Morgenstern	March 5, 2004	Purchase	1,000	$2,854.50

Item 4. Purpose of Transaction.

     None of Victor, Faye, Judd or the Trust plans or proposals that relate to or would result in any of the following:

     (a) The acquisition of additional securities of Telos, or the disposition of securities of Telos;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Telos;

     (c) A sale or transfer of a material amount of assets of Telos;

     (d) Any material change in the present capitalization or dividend policy of Telos;

     (e) Any other material change in Telos’s business or corporate structure;

     (f) Changes in Telos’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Telos by any person;

     (g) Causing a class of securities of Telos to be delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of Telos becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”); or

     (i) Any action similar to those enumerated above.

     Any decision by any of the reporting persons in the future to take any such actions with respect to Telos or its securities will depend upon several factors, including the prospects of Telos, general market and economic conditions and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, Victor beneficially owns 80,000 shares of Preferred Stock of Telos, which constitutes approximately 2.5% of the 3,185,586 shares of Preferred Stock outstanding as of November 22, 2004 as reported in Telos’s Form 10-Q filed on November 22, 2004. Victor disclaims beneficial ownership of the shares of Preferred Stock owned by Faye, Judd and the Trust.

     As of the date hereof, Faye beneficially owns 27,000 shares of Preferred Stock of Telos, which constitutes approximately 0.9% of the 3,185,586 shares of Preferred Stock outstanding as of November 22, 2004 as reported in Telos’s Form 10-Q filed on November 22, 2004. Faye disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Judd and the Trust.

     As of the date hereof, Judd beneficially owns 74,000 shares of Preferred Stock of Telos, which constitutes approximately 2.3% of the 3,185,586 shares of Preferred Stock outstanding as of November 22, 2004 as reported in Telos’s Form 10-Q filed on November 22, 2004. Judd disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Faye and the Trust.

     As of the date hereof, the Trust beneficially owns 115,895 shares of Preferred Stock of Telos, which constitutes approximately 3.6% of the 3,185,586 shares of Preferred Stock outstanding as of November 22, 2004 as reported in Telos’s Form 10-Q filed on November 22, 2004. The Trust disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Faye and Judd.

     (b) Victor has sole power to vote and dispose of 80,000 shares of Preferred Stock of Telos. Victor shares dispositive power with respect to the 216,896 shares of Preferred Stock owned by Faye, Judd and the Trust.

     Faye has sole power to vote 27,000 shares of Preferred Stock of Telos. Faye and Victor share the power to dispose of 27,000 shares of Preferred Stock of Telos.

     Judd has sole power to vote 74,000 shares of Preferred Stock of Telos. Judd and Victor share the power to dispose of 74,000 shares of Preferred Stock of Telos.

     The Trust has sole power to vote 115,895 shares of Preferred Stock of Telos. The Trust and Victor share the power to dispose of 115,895 shares of Preferred Stock of Telos.

     (c) Other than as described in Items 3 and 4 above, none of reporting persons has engaged in any transactions in the Preferred Stock within the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as set forth in Items 3 and 4 of this Schedule 13D, none of Victor, Faye, Judd or the Trust has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Telos, including but not limited to transfer or voting of any of the securities of Telos, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Telos.

Item 7. Material to be Filed as Exhibits.

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2005

/s/ Faye Morgenstern
Faye Morgenstern

/s/ Judd Morgenstern
Judd Morgenstern

/s/ Victor Morgenstern
Victor Morgenstern

MORNINGSTAR TRUST FAYE MORGENSTERN TRUSTEE U/A 02/21/81
By:	/s/ Faye Morgenstern
	Name:	Faye Morgenstern
	Title:	Trustee